

October 5, 2010

Biolargo, Inc.
Charles K. Dargan II, Chief Financial Officer
16333 Phoebe Ave.
La Mirada, CA 90638

> **Re:** **Biolargo, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 0-19709**

Dear Mr. Dargan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Item 9A. Controls and Procedures, page 37

Evaluation of Disclosure Controls, page 37

1. We note your disclosure indicating that management determined your "disclosure controls and procedures are effective, but need improvement." Given the significance of the improvements which you indicate, please help us understand how you determined that your disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting, page 37

2. We note your disclosures regarding Management's Report on Internal Control over Financial Reporting; however, we are unable to locate Management's report. Please provide Management's assessment of the effectiveness of internal control over financial reporting as required by Item 308(a)(3) of Regulation S-K. In addition, please consider

whether management's failure to include the required disclosure under Item 308(a)(3) of Regulation S-K impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of your fiscal year and revise your disclosures appropriately.

Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010

Exhibits 31.1 and 31.2

3. We note that your certifications included in your Form 10-Q filings for the periods ended March 31, 2010 and June 30, 2010 omit the introductory language in paragraph 4 and required language in paragraph 4(c) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. In this regard, please amend your above mentioned Form 10-Q filings to include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief